UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 31, 2023

(Date of Report (Date of earliest event reported))

YS RE RAF I LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

300 Park Avenue, 15th Floor
New York, NY	10022
(Address of principal executive offices)	(ZIP Code)

(844) 943-5378

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Net Asset Value as of March 31, 2023

As of March 31, 2023, our net asset value (“NAV”) per common share is $9.90. This NAV per common share shall be effective until updated by us on or about June 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2023 [1]	December 31, 2022 [1][2]
ASSETS
Investments in Real Estate at Fair Value (cost $28,447,200 on March 31, 2023 and $22,00,000 on December 31, 2022)	$29,230,098	$22,333,249
Cash and Cash Equivalents	5,069,102	6,549,767
Total Assets	$34,299,200	$28,883,016
LIABILITIES AND MEMBERS' EQUITY
Notes Payable on Short Term Borrowings	$183	$183
Interest Payable on Short Term Borrowing	—	—
Accrued Expenses	186,717	171,029
Payable to Managing Member	103,486	85,483
Accounts Payable	—
Total Liabilities	$290,386	$256,695
MEMBERS' EQUITY:
Common shares, net of redemptions; Unlimited shares authorized 7,500,000; 3,467,438 and 2,947,465 shares issued and 3,434,504 and 2,914,531 outstanding on March 31, 2023 and December 31, 2022 respectively	33,729,172	29,139,755
Retained Earnings (Accumulated Deficit)	279,642	(513,434)
Total Members' Equity	34,008,814	28,626,321
TOTAL LIABILITIES AND MEMBERS' EQUITY	$34,299,200	$28,883,016
NET ASSET VALUE PER SHARE, on 3,434,504 and 2,914,531 shares outstanding for the periods ended March 31, 2023 and December 31, 2022, respectively	$9.90	$9.82

[1]
Estimated Balance Sheets as of March 31, 2023 and December 31, 2022.
[2]
These figures have been adjusted from the amount initially reported in the Company's Form 1-U filing dated December 27, 2022 as a result of an ongoing review of accounting procedures.

On April 5, 2023, the Company announced that its NAV as of March 31, 2023 is $9.90 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. The price per share for the second quarter of 2023 is $9.90.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. At the end of each fiscal quarter, employees of the Manager will perform valuations of the Company’s assets using a process that reflects (1) estimated values of each of the Company’s real estate assets and investments, including related liabilities, based upon any of (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions, if any, and (4)

estimated accruals of the Company’s operating revenues and expenses. The Manager may, in its sole discretion, engage one or more independent valuation experts with expertise in appraising real estate and real estate-related assets to provide annual valuations of some or all of the Company’s assets to facilitate the Administrator’s calculation of the Company’s NAV.

The Manager will deliver such valuations to SS&C Technologies, Inc. or any successor thereto (such party, the “Administrator”), which will utilize the valuations provided by the Manager to calculate the Company’s NAV and NAV Per Share.

The valuations of the Company’s assets underlying the calculation of the Company’s NAV Per Share are subject to a number of judgments and assumptions that may not prove to be accurate. Additionally, although the Administrator will calculate the Company’s NAV Per Share on a quarterly basis, the Company’s NAV Per Share may fluctuate more frequently, so that the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect the precise amount that payable for the Shares in a market transaction. Finally, the Company’s NAV Per Share in effect for any fiscal quarter and listed on the Platform may not reflect all material events or conditions affecting the value of the Company’s assets to the extent that such events or conditions are not known or that their effects are not readily quantifiable.

Beginning on April 3, 2023, the per share purchase price of our Common Shares will be $9.90 per share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended March 31, 2023, we expect to redeem approximately 0 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from March 31, 2022 to March 31, 2023.

Date	NAV Per Share
March 31, 2022	$9.77
June 30, 2022	$9.76
September 30, 2022	$9.98
December 31, 2022	$9.82 *
March 31, 2023	$9.90

* This figure has been adjusted from the amount initially reported in the Company's Form 1-U filing dated December 27, 2022 as a result of an ongoing review of accounting procedures.

Real Estate Performance

The Company experienced a write up in NAV driven by an increase in performance primarily in the Dallas multi-family asset. The fund continued to perform in line with, or above budget. Despite the headwinds of rising interest rates, the impact on the underlying properties was relatively moderate due to the properties interest rate caps in place, which were purchased at closing for each transaction. An investment in industrial assets was made this past quarter. Multi-family and industrial assets are the two most favored asset classes in commercial real estate, and have had the least impact on valuations relative to other asset classes like office and retail.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,”

“will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS RE RAF I LLC

By:	YieldStreet Management LLC
Its:	Manager

By:	/s/ Ivor Wolk
Name:	Ivor Wolk
Title:	General Counsel

Date: April 5, 2023